ProPhase Labs, Inc.

621 N. Shady Retreat Road

Doylestown, Pennsylvania 18901

August 18, 2015

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Jeffrey P. Riedler, Assistant Director

Re:	ProPhase Labs, Inc. –Request for Acceleration
Registration Statement on Form S-3
File No. 333- 206090

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, ProPhase Labs, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333- 196352) as amended (the “Registration Statement”), so that it may become effective at 5:00 p.m.. Eastern Standard Time on August 21, 2015, or as soon thereafter as practicable. Under separate cover, you will receive a letter from the statutory underwriter of the proposed offering joining in the Registrant’s request for acceleration of the effectiveness of the Registration Statement.

The Registrant hereby authorizes each of Aron Izower, Esq. and Herbert Kozlov, Esq. of Reed Smith LLP, attorneys for the Registrant, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

i.	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

ii.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

iii.	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Izower at (212) 549-0393 or, in his absence, Mr. Kozlov at (212) 549-0241.

PROPHASE LABS, INC.

By:	/s/ Ted Karkus
Ted Karkus
Chairman and Chief Executive Officer